

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

William Santana Li
Chief Executive Officer
Knightscope, Inc.
1070 Terra Bella Avenue
Mountain View, CA 94043

   Re: Knightscope, Inc.
     Registration Statement on Form S-3
     Filed February 1, 2023
     File No. 333-269493

Dear William Santana Li:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Patrick Fullem at (202) 551-8337 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Jonathan Schulman